Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30,		For the Y ears Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings
Net Income from Continuing Operations	$300	$247	$549	$634	$689	$695	$588
Preferred Stock Dividend	6	6	11	11	13	14	14
(Income) or Loss from Equity Investees	2	2	2	—	—	—	(1)
Minority Interest Loss	—	—	—	2	2	2	1
Income Tax	143	147	272	390	388	450	310
Pre-Tax Income from Continuing Operations	$451	$402	$834	$1,037	$1,092	$1,161	$912
Add: Fixed Charges*	249	250	501	491	493	480	452
Add: Distributed Income of Equity Investees	—	—	—	—	—	—	1
Subtract: Interest Capitalized	—	—	—	5	14	—	—
Subtract: Preferred Stock Dividend Requirement	9	9	17	17	19	22	21
Earnings	$691	$643	$1,318	$1,506	$1,552	$1,619	$1,344
* Fixed Charges
Interest on Long-term Debt	$211	$207	$411	$388	$373	$384	$351
Amortization of Debt Discount, Premium and Expense	8	7	15	13	12	13	12
Interest Capitalized	—	—	—	5	14	—	—
Other Interest	10	16	36	45	61	42	50
Interest Component of Rentals	11	11	22	22	14	19	18
Preferred Stock Dividend Requirement	9	9	17	18	19	22	21
Fixed Charges	$249	$250	$501	$491	$493	$480	$452
Ratio of Earnings to Fixed Charges	2.8	2.6	2.6	3.1	3.1	3.4	3.0